U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 1-8546

CUSIP NUMBER 871551107

(Check One):
☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	February 25, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information

Full Name of Registrant: Syms Corp.

Former Name if Applicable: NA

Address of Principal Executive Office: One Syms Way, Secaucus, New Jersey 07094

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Syms Corp. (the “Company”) requires additional time to complete the financial statements, related footnotes and other disclosures in its Form 10-K for the fiscal year ended February 25, 2012. As previously disclosed, on November 2, 2011, the Company, pursuant to the provisions of the United States Bankruptcy Code (the “Bankruptcy Code”), filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of the Bankruptcy Code (the “Bankruptcy Case”). The Bankruptcy Case has resulted in a severe reduction in the Company’s workforce and the Company has devoted substantially all of its remaining resources to the Bankruptcy Case, including the asset sale process. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-K within several days, but in no event later than fifteen calendar days following the due date.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Gary Binkoski, Chief Financial Officer	201-902-9600

(Name and Title)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
X Yes	__ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes	__ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions, the previously reported Chapter 11 filing and other circumstances, there was a significant adverse change in the Company’s results of operations for the year ended February 25, 2012, as compared to the year ended February 26, 2011. During this period, the Company ceased its retail operations and liquidated its inventory, furniture and fixtures, and transitioned from the going concern basis to the liquidation basis of accounting. This transition has caused the presentation of assets and liabilities in the Company’s financial statements to differ significantly from prior fiscal reporting periods. While the Company has not yet finalized its Chapter 11 Plan, the Company expects that its activities after the adoption of such plan will consist primarily of liquidating its remaining real estate assets. Therefore, in the filing of the 2011 Annual Report on Form 10-K to which this notification relates, the independent auditor’s report on the Registrant’s financial statements will state that the Company is in liquidation, and as a result the basis of accounting changed from a going concern basis to liquidation basis effective October 30, 2011. For these reasons, the Company is unable to reasonably estimate its results of operations for the year ended February 25, 2012.

Syms Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2012	By: /s/ Gary Binkoski
Name: Gary Binkkoski Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).